70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000
BY EMAIL AND EDGAR
October 8, 2008
Division of Investment Management
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0505
Attn: Mr. Randy Koch

Re:	Calamos Global Dynamic Income Fund (File Nos. 333-153443 and 811-22047)
Registration Statement on Form N-2 Relating to Universal Shelf Offering
Dear Mr. Koch :
     On September 11, 2008, Calamos Global Dynamic Income Fund (the “Fund”) filed a Registration Statement on Form N-2 (the “Shelf Registration Statement”) for the purpose of registering its common shares of beneficial interest (“Common Shares”), preferred shares of beneficial interest (“Preferred Shares”), debt securities (“Debt Securities”), or any combination of Common Shares, Preferred Shares or Debt Securities, with a proposed maximum aggregate offering price of $180,000,000. The purpose of this letter is to request selective review of the Shelf Registration Statement, in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).
     In connection with the Fund’s June 2007 organization and offering of Common Shares and its September 2007 offering of Preferred Shares, the SEC staff reviewed the Fund’s prospectus and statement of additional information relating to those offerings. The Fund is requesting selective review of those portions of the Shelf Registration Statement that are identical to (or substantially identical to) the registration statement relating to the Fund’s Preferred Shares (the “Preferred Share Registration Statement”), which was declared effective in September 2007.
     In addition, much of the disclosure relating to the description of securities and plan of distribution is substantially identical to disclosure in four registration statements (the “Other Calamos Fund Registration Statements”) relating to recent universal shelf offerings of common shares of beneficial interest, preferred shares of beneficial interest and debt securities made by:
•	Calamos Convertible Opportunities and Income Fund (File Nos. 333-146945 and 811-21080) (“CHI”);
c h i c a g o  •   s a n  d i e g o  •   w a s h i n g t o n
312.372.1121  •   858.509.7400  •   202.466.6300

Division of Investment Management
October 8, 2008

•	Calamos Convertible and High Income Fund (File Nos. 333-146947 and 811-21319) (“CHY”);

•	Calamos Global Total Return Fund (File Nos. 333-146944 and 811-21547) (“CGO”); and

•	Calamos Strategic Total Return Fund (File Nos. 333-146943 and 811-21484) (“CSQ” and together with CHI, CHY and CGO, the “Other Calamos Funds”).
     The Other Calamos Funds are closed-end investment companies managed by Calamos Advisors LLC, the investment adviser of the Fund. After several rounds of comment letters and responses, the Commission declared each of the Other Calamos Fund Registration Statements effective in March 2008. The Fund is requesting selective review of those portions of the Shelf Registration Statement that are identical to (or substantially identical to) the Other Calamos Fund Registration Statements, and therefore have been subject to review by the staff.
     As we have discussed, overall, the only substantive differences between the Shelf Registration Statement and Preferred Share Registration Statement and the Other Calamos Fund Registration Statements, as appropriate, are:
•	the Shelf Registration Statement does not contemplate the Fund’s issuance of auction market or auction rate securities, as contemplated by the Preferred Share Registration Statement and the Other Calamos Fund Registration Statements;

•	the Shelf Registration Statement describes the terms of the extendible notes issued by the Fund in order to redeem $300,000,000 of auction rate preferred shares; and

•	the Shelf Registration Statement discloses the Fund’s filing of (1) a second amended and restated exemptive application with respect to managed dividends and (2) an exemptive application with respect to the asset coverage requirements imposed by the Investment Company Act of 1940, as amended, with respect to debt.
     Other than as described above, the description of securities and the plan of distribution disclosed in the Shelf Registration Statement are substantially identical to the same portions of the Other Calamos Fund Registration Statements.
     In the paragraphs that follow, I have indicated the specific sections of the Shelf Registration Statement with respect to which the Fund is requesting selective review.
     Please note that I have not indicated in the description below all places where changes were made to update dates or other information, to reflect the fact that the Shelf Registration Statement offers Common Shares, Preferred Shares and Debt Securities, rather than Preferred Shares, or other changes of a minor or conforming nature.

Division of Investment Management
October 8, 2008

Prospectus
     Cover Page —The disclosure on the cover page is substantially identical to the corresponding disclosure in the same location for the Other Calamos Funds.
     Prospectus Summary — I have listed below those subsections of the section captioned “Prospectus Summary” that are substantially identical to disclosure previously subject to review by the staff, and for which the Fund is requesting selective review.
     The Fund; Investment Adviser; The Offering; Use of Proceeds; and Dividends and Distributions on Common Shares. The disclosure in these subsections is substantially identical to the corresponding disclosure in the Other Calamos Funds’ Registration Statements.
     Investment Policies. The disclosure in these subsections is substantially identical to the corresponding disclosure in the Preferred Share Registration Statement.
     Use of Leverage by the Fund; Interest Rate Transactions; and Conflicts of Interest. The disclosure in this subsection is substantially identical to the corresponding disclosure in the Other Calamos Funds’ Registration Statements.
     Fund Risks. The disclosure in this subsection is substantially identical to the disclosure in the corresponding subsections of the Preferred Registration Statement and the Other Calamos Funds’ Registration Statements.
     Additional Risks to Common Shareholders; and Additional Risks to Senior Security Holders. The disclosure in this subsection is substantially identical to the corresponding disclosure in the Other Calamos Funds’ Registration Statements.
     Summary of Fund Expenses; Financial Highlights; Market and Net Asset Value Information; and Use of Proceeds; Capitalization; and Portfolio Composition — The disclosure in these sections (aside from specific financial data) is substantially identical to the corresponding sections of the Other Calamos Funds’ Registration Statements..
     The Fund; and Investment Objective and Strategies — The disclosure in these sections is substantially identical to the corresponding sections of the Preferred Share Registration Statement, except for the disclosure under the subsection “Conflicts of Interest”, which is substantially identical to the corresponding subsection of the Other Calamos Funds’ Registration Statements .
     Leverage; and Interest Rate Transactions — The disclosure in these sections is substantially identical to the corresponding sections of the Other Calamos Funds’ Registration Statements .
     Risk Factors — The disclosure in this subsection is substantially identical to the disclosure in the corresponding subsections of the Preferred Registration Statement and the Other Calamos Funds’ Registration Statements, except for the disclosure under the subsections “Additional Risks to Common Shareholders” and “Additional Risks to Senior Security Holders”, which is

Division of Investment Management
October 8, 2008

substantially identical to the corresponding subsection of the Other Calamos Funds’ Registration Statements.
     Management of the Fund — This section is substantially identical to the corresponding sections of the Preferred Registration Statement and the Other Calamos Funds’Registration Statements.
     Closed-End Fund Structure; Certain Federal Income Tax Matters; Net Asset Value; Dividends and Distributions on Common Shares; Automatic Dividend Reinvestment Plan; Description of Securities; Rating Agency Guidelines; Plan of Distribution; and Table of Contents of Statement of Additional Information. The disclosure in these sections is substantially identical to disclosure in the corresponding sections of the Other Calamos Funds’ Registration Statements. Please note that, as discussed, that there is new disclosure in Description of Securities section that describes the extendible notes issued by the Fund, for the purpose of redeeming $300,000,000 of auction rate preferred shares.
     Certain Provisions of the Agreement and Declaration of Trust and By-Laws; Custodian, Transfer Agent, Dividend Disbursing Agent and Registrar; Legal Matters; Experts; and Available Information;. The disclosure in these sections is substantially identical to disclosure in the corresponding sections of the Preferred Share Registration Statement and the Other Calamos Funds’ Registration Statements.
     Form of Prospectus Supplements — The forms of prospectus supplements included in the Shelf Registration Statement are substantially identical to the corresponding sections in the Other Calamos Funds’ Registration Statements, except to the extent that the prospectus supplements delete all references to auction rate and auction market securities.
Statement of Additional Information
     The disclosure in the Statement of Additional Information included in the Shelf Registration Statement is substantially identical to the disclosure in the statement of additional information included in the Other Calamos Funds’ Registration Statements, except for (i) changes to add disclosure particular to the universal shelf offering contemplated by the Shelf Registration Statement (including unaudited financial statements to be filed by pre-effective amendment), (ii) to delete disclosure relevant only to the offering of auction rate or auction market securities, and (iii) the disclosure in “Investment Objective and Policies” section, which is substantially identical to the corresponding disclosure in the Preferred Share Registration Statement.
     Appendix A of the Statement of Additional Information (“Description of Ratings”) is substantially identical to Appendix B of the statement of additional information included in the Preferred Share Registration Statement, and Appendix C of the statement of additional information included in the Other Calamos Funds’ Registration Statements.
     The Shelf Registration Statement will be further updated to provide more recent information, including with respect to the Fund’s exemptive applications filed with the

Division of Investment Management
October 8, 2008

Commission as described above, the amount of leverage utilized by the Fund (as a percentage of managed assets), and the litigation described in the Shelf Registration Statement (the Miller v. Calamos, et. al. case was dismissed in September 2008).
     Please call me or David P. Glatz (312-807-4295) if you have any questions about the enclosed, or if you require anything further.

Very truly yours,
/s/ David C. Sienko
David C. Sienko